Exhibit 99.1

Genetic Technologies Limited’s Successfully Completed Capital Raise and NASDAQ Compliance

Melbourne, Australia, 29 October 2019:

As a result of the successful $4.5m capital raise from the Company’s existing shareholders together with participation from domestic institutional and family office investors, the Company is now in a position to comply with its important Nasdaq listing.

The funds raised allow the Company to commence sales of its latest breast cancer and colorectal cancer risk assessment tests in both the United States and Australia. The Company’s strategy is to utilise its CLIA and NATA accredited laboratory to enable full vertical integration from development to the market.

The Company has Australia’s first NATA accredited lab for polygenic risk score testing and has two market ready products with first sales expected in Q1 2020 with a further 4 products anticipated during the next 12 months.

-ENDS-

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Nasdaq Compliance

As previously reported, on April 29, 2019, Genetic Technologies Limited (the “Company,” “we” or “us”) received notice from The Nasdaq Stock Market (“Nasdaq”) that the Company was not in compliance with Nasdaq Listing Rule 5550(b), because the Company’s stockholders’ equity was less than $2.5 million, and the Company did not satisfy the alternative requirements under Nasdaq Listing Rules 5550(b)(2).  On July 24, 2019, we received a letter from Nasdaq informing us that the ADSs were subject to delisting because of our continued failure to comply with the minimum stockholders’ equity requirement, as well as our failure to maintain a $1.00 minimum bid requirement for the ADSs (which was subsequently cured by a reverse split of the ADSs effected on August 15, 2019).  On July 29, 2019, we appealed the delisting notice. Our hearing with Nasdaq was held on September 5, 2019, and on September 17, 2019 the Hearings Panel ruled that we had until October 31, 2019 to regain compliance with our stockholders’ equity deficiency.

On October 22, 2019, the Company completed its previously announced rights offering to the holders of its ordinary shares (the “Rights Offering”), in which it issued 1,125,000,000 shares at an issue price of A$0.004, resulting in gross proceeds to the Company before transaction costs of A$4,500,000, or approximately US$3,073,000 at current exchange rates.  As a result of the net proceeds from the Rights Offering, the Company believes that as of the date hereof it has regained compliance with the minimum stockholders’ equity requirement. Nasdaq will continue to monitor the Company’s ongoing compliance with Nasdaq Listing Rule 5550(b) and, if the Company’s next filing of financial results on Form 6-K, or any filing thereafter, indicates that the Company is not in compliance with the stockholders’ equity requirement or otherwise fails to comply with Nasdaq’s requirements for continued listing, the ADSs may again be subject to delisting.